Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Three Months Ended March 31,
	2017	2016
Earnings:
Income before income taxes	$1,648	$1,545
Add:
Interest and other fixed charges, excluding capitalized interest	11	13
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	47	48
Distributed income of investees accounted for under the equity method	3	2
Amortization of capitalized interest	1	1
Less:
Equity in earnings of investments accounted for under the equity method	5	1
Total earnings available for fixed charges	$1,705	$1,608
Fixed charges:
Interest and fixed charges	$17	$19
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	47	48
Total fixed charges	$64	$67
Ratio of earnings to fixed charges	26.64x	24.00x

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